UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Joe’s Jeans Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

47777N101

(CUSIP Number)

Peter Kim

c/o Hudson Clothing, LLC

1231 S. Gerhart Avenue

Commerce, CA 90022

323-890-1800

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

310-712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 47777N101	Page 2 of 7 Pages

1.	Names of reporting persons. Peter Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 8,321,585[1]
	8.	Shared voting power
	9.	Sole dispositive power 8,321,585[1]
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 8,321,585[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.6%[2]
14.	Type of reporting person (see instructions) IN

[1]	Consists of 8,321,585 shares of Common Stock (as defined below) issuable upon conversion of the Subordinated Convertible Note (as defined below), which will become convertible on September 30, 2015.
[2]	Based on the sum of (i) 69,968,208 shares outstanding as of July 10, 2015, according to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on July 10, 2015, plus (ii) 8,321,585 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.10 par value (the “Common Stock”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2340 South Eastern Avenue, Commerce, California 90040.

Item 2.	Identity and Background

This statement is filed on behalf of Mr. Kim, a United States citizen. Mr. Kim serves as the chief executive officer of the Issuer’s wholly owned subsidiary, Hudson Clothing, LLC, a California limited liability company (“Hudson Clothing”). The principal business address of Mr. Kim is c/o Hudson Clothing, 1231 S. Gerhart Avenue, Commerce, CA 90022. During the last five years, Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Mr. Kim and Fireman Capital CPF Hudson Co-Invest LP, a Delaware limited partnership (“Fireman”), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), although nothing contained herein shall be deemed an admission by Mr. Kim that a group exists.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Stock Purchase Agreement, dated as of July 15, 2013 and amended as of September 30, 2013 (the “Stock Purchase Agreement”), by and among the Issuer, Hudson Clothing Holdings, Inc. (“Hudson Holdings”), Mr. Kim, Fireman and such other parties set forth on the signature pages thereto, Mr. Kim was issued the Subordinated Convertible Note, dated as of September 30, 2013 (the “Subordinated Convertible Note”), in the principal amount of $14,225,317.30. Since the issuance of the Subordinated Convertible Note, the Issuer has paid interest in the form of PIK Interest (as defined below) so that the aggregate principal amount is, as of July 1, 2015, approximately $14,812,423.00. Under the Subordinated Convertible Note, based on that aggregate principal amount, Mr. Kim will have the right to convert the Subordinated Convertible Note into 8,321,585 shares of Common Stock beginning on September 30, 2015 at a conversion price of $1.78. Under the terms of the Subordinated Convertible Note, as further described below, additional PIK Interest will continue to accrue on the Subordinated Convertible Note increasing the number of shares of Common Stock issuable upon conversion.

Item 4.	Purpose of Transaction

Mr. Kim founded Hudson Clothing, a subsidiary of the Issuer, in 2002 and serves as Hudson Clothing’s chief executive officer. As noted above, Mr. Kim acquired the Subordinated Convertible Note in September 2013 for investment purposes pursuant to the Stock Purchase Agreement pursuant to which he, together with the other holders of equity interests in Hudson Clothing, sold their interests in Hudson Holding to the Issuer. The Subordinated Convertible Note becomes convertible beginning September 30, 2015 and ending March 31, 2019 into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election. In light of the matters discussed below, the Issuer would not currently be able to elect a conversion settlement other than in shares of Common Stock.

In November 2014 and subsequently, the Issuer announced that it had received notices of default under its senior credit agreements. In February 2015, Mr. Kim retained, and publicly announced that he had retained, B. Riley & Co., LLC as financial advisor (in which engagement Fireman subsequently joined) and Sullivan & Cromwell LLP as legal advisor to assist Mr. Kim in an analysis of his alternatives. At the same time, Mr. Kim announced his resignation from the board of directors of the Issuer.

In February 2015, the Issuer publicly disclosed that it had engaged Carl Marks Advisory Group to assist the Issuer’s board of directors in its exploration of strategic and financing alternatives to resolve the Issuer’s outstanding events of default with its lenders under its senior credit agreements. Mr. Kim, together with Fireman, is currently in discussions with the Issuer and a third party concerning the treatment of the subordinated convertible notes of the Issuer, including the Subordinated Convertible Note, in connection with a potential transaction that is being discussed by the Issuer and the third party, which could result in the acquisition by Mr. Kim of shares of Common Stock and the appointment of Mr. Kim to the Issuer’s board. Mr. Kim intends to

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continue to discuss these matters with the third party, the Issuer and Fireman. However, there can be no assurance that the parties will enter into definitive agreements with respect to any such transaction or, if the parties do enter into definitive agreements, that any such transaction will be completed.

If discussions with the third party do not continue, Mr. Kim will continue to review his interest in the Issuer, including the Subordinated Convertible Note. The factors that Mr. Kim may consider in evaluating his interest in the Issuer include the following: (i) the Issuer’s businesses and prospects, including but not limited to the Issuer’s defaults under its senior credit agreements and its ability to reach a resolution of such matters with the senior lenders; (ii) the interest of other parties in the Issuer; (iii) the contractual provisions, limitations and other terms of the Subordinated Convertible Note; (iv) general economic conditions and stock market conditions; (v) other business, employment and other opportunities available to Mr. Kim; and (vi) other plans and requirements of Mr. Kim. Depending on his evaluation of these factors, Mr. Kim may from time to time seek to increase or decrease his investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentage of beneficial ownership reported in this Item 5, and on Mr. Kim’s cover page to this Schedule 13D, is based on the sum of (i) 69,968,208 shares outstanding as of July 10, 2015, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended May 31, 2015, filed with the SEC on July 10, 2015, plus (ii) 8,321,585 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

(c) Mr. Kim did not effect any transaction in shares of the Common Stock from June 7, 2015 (the date 60 days prior to the filing of this Schedule 13D) to August 12, 2015.

(d) No person other than Mr. Kim is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock that may be issued upon conversion of the Subordinated Convertible Note.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Subordinated Convertible Note was issued to Mr. Kim in connection with the Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement, the Issuer purchased all of the outstanding equity interests in Hudson Holdings for an aggregate purchase price consisting of approximately $64.8 million in cash and approximately $32.4 million in subordinated convertible notes, of which the Subordinated Convertible Note was one. The Issuer also issued promissory notes, bearing no interest, for approximately $1.2 million in aggregate principal amount that was payable on April 1, 2014 to certain optionholders of Hudson Holdings.

The Subordinated Convertible Note is structurally and contractually subordinated to the Issuer’s senior debt and matures on March 31, 2019. The Subordinated Convertible Note accrues interest quarterly on the outstanding principal amount (i) from September 30, 2013 until November 30, 2014 at a rate of 10% per annum, which was payable 7.68% in cash and 2.32% in additional notes (“PIK Interest”), (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the Subordinated Convertible Note or September 30, 2016 at a rate of 10% per annum, which interest will be payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the Subordinated Convertible Note or the date such principal amount is paid in full at a rate of 10.928% per annum, which interest will be payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of the following conditions: (i) the issuance of the financial statements of the Issuer and its consolidated subsidiaries for the fiscal quarter ending November 30, 2014 and for each fiscal quarter occurring thereafter, (ii) the “Leverage Ratio” (as defined in a term loan credit

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agreement (the “Term Loan Credit Agreement”) with Garrison Loan Agency Services LLC, as administrative agent, collateral agent, lead arranger, documentation agent and syndication agent, and the lenders party thereto) as of the most recently ended fiscal quarter is less than 3.21x to 1.00 and (iii) the “Excess Availability” (as defined in the Term Loan Credit Agreement) as of such date shall not be less than $18,000,000 (which Excess Availability may be comprised of up to $4,000,000 in Unrestricted Cash (as defined in the Term Loan Credit Agreement)). If such conditions are not satisfied as of any interest payment date, then the cash component of such interest payment will be payable 7.68% in cash and the remainder will be payable in PIK Interest. The Subordinated Convertible Note becomes convertible beginning September 30, 2015 and ending March 31, 2019 into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election.

The Issuer also entered into a Registration Rights Agreement, dated as of September 30, 2013 (the “Registration Rights Agreement”), with the holders of various convertible notes, including Mr. Kim. Pursuant to the Registration Rights Agreement, at any time following the 20 month anniversary of the date of the Registration Rights Agreement (or, in the case of Fireman, the 10 month anniversary of the date of the Registration Rights Agreement), any holder or group of holders that, together with its or their affiliates (collectively, a “Demanding Stockholder”) holds more than 20% of the shares issued or issuable pursuant to the relevant convertible notes (the “Registrable Shares”) will have the right to require the Issuer to prepare and file a registration statement on Form S-1 or S-3 or any similar form or successor to such forms under the Securities Act of 1933, as amended (the “Securities Act”), or any other appropriate form under the Securities Act or the Exchange Act for the resale of all or part of its Registrable Shares. The Demanding Stockholders will collectively have the right to require up to two registration statements on Form S-1 and an unlimited number of registration statements on Form S-3. Additionally, the Registration Rights Agreement allows for piggy back registration rights, subject to certain limitations as described therein, which allows each holder of Registrable Shares to participate in the registration statement each time the Issuer or another holder of Registrable Shares proposes to conduct a sale of its Common Stock to the public.

Mr. Kim and the Issuer have also entered into a Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015 (the “Confidentiality Agreement”), pursuant to which Mr. Kim agreed to certain confidentiality and use restrictions applicable to certain information disclosed to him by the Issuer.

The summary of the Subordinated Convertible Note set forth in Item 3 is incorporated here by reference. Each of the foregoing summaries of the Stock Purchase Agreement, the Subordinated Convertible Note, the Registration Rights Agreement and the Confidentiality Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Stock Purchase Agreement, as amended, which is set forth in Exhibits 1 and 2, and incorporated into this Item 6 by reference, by the Subordinated Convertible Note, which is set forth in Exhibit 3, and incorporated into this Item 6 by reference, by the Registration Rights Agreement, which is set forth in Exhibit 4, and incorporated into this Item 6 by reference, and by the Confidentiality Agreement, which is set forth in Exhibit 5, and incorporated into this Item 6 by reference.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Kim and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of July 15, 2013, by and among Joe’s Jeans Inc., Hudson Clothing Holdings, Inc., Fireman Capital CPF Hudson Co-Invest LP, Peter Kim, Paul Cardenas, Tony Chu, and certain optionholders of Hudson Clothing Holdings, Inc. named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 19, 2013, File No. 000-18926).

Exhibit 2	Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2013, by and among Joe’s Jeans Inc., Fireman Capital CPF Hudson Co-Invest LP and Peter Kim (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 3	Subordinated Convertible Note, dated as of September 30, 2013.

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Exhibit 4	Registration Rights Agreement, dated as of September 30, 2013, by and among Joe’s Jeans and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 5	Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015.

[signature pages follow]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 12, 2015

PETER KIM

/s/ Peter Kim
Peter Kim